GRANT THORNTON LLP
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October 11, 1999

U.S. Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: Carnegie International Corporation (File No. 0-8918)

Dear Sir or Madam:

We were previously the principal accountants for Carnegie International Corporation and subsidiaries ("Carnegie" or the "Registrant" or the "Company"). In two letters which Grant Thornton LLP ("Grant" or "Grant Thornton") received by facsimile transmission on September 24, 1999, each of which was dated September 23, 1999, Carnegie notified us of the Company's decision to terminate our services and separately enclosed a draft Form 8-K stating that "the Company has general business disagreements with Grant Thornton... ." We notified the
Registrant in writing on September 24, 1999 that we did not concur with the proposed disclosure, reminding the Company that we had informed counsel for Carnegie and the Audit Committee separately that we could not rely upon the representations of management and that information had come to our attention requiring an expansion of the scope of our audit. In addition, on September 24, 1999 we sent Carnegie a letter advising it that we were withdrawing our report, dated April 22, 1999, on the Company's December 31, 1998 financial statements included in Carnegie's 1998 Annual Report on Form 10-K filed with the Commission on April 27, 1999.

After the Company filed its Form 8-K on September 28, 1999 we retrieved a copy from the Edgar database and thereafter received a copy from the Company. We have read Item 4 of that Form 8-K and believe that it should be supplemented as follows:

Reportable Events

As detailed below, information has come to our attention suggesting that Carnegie's upper management has been indifferent to its financial reporting responsibilities under the federal securities laws. Thus, as we previously informed the Company's Audit Committee, we can no longer rely upon the representations of the management of Carnegie--including, the

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Chariman, the Chief Executive Officer/President ("CEO") and the recently separated Chief Financial Officer (hereinafter, "Management"). We are also unwilling to be associated with financial statements prepared by Management. The following paragraphs are representative of the issues that form the basis for our conclusions.

In connection with Grant's Audit Report dated April 22, 1999, on Carnegie's December 31, 1998 financial statements, the Company's Chairman, CEO and Chief Financial Officer provided Grant with a management representation letter, dated April 22, 1999. That management representation letter, which was also signed by the Company's Treasurer, including the following representation: "We have made available to you all requested agreements and there are no side agreements, written or oral, pertaining to such agreements." Later, in the course of further audit inquiries triggered by comment letters from the Securities and Exchange Commission (the "Commission"), we discovered that this representation was incorrect.

For example, during our audit of the 1998 financial statements, Management provided us with an acquisition agreement dated February 26, 1999. Management did not, however, furnish us with a related side agreement dated February 27, 1999. We learned of the existence of the side agreement in August, 1999 when we received a copy of a letter sent to Carnegie demanding payment of a finders fee of $350,000 in accordance with the February 27, 1999 side agreement. When initially questioned about the existence of this side agreement, the Company's Chairman represented to us that there was no such agreement with Carnegie. Rather, he stated that the agreement was between the other parties involved in the transaction. Ultimately, when the side agreement was provided to us, it was clear that the Registrant had a material undisclosed, unrecorded liability.

In addition, in February 1999 the Registrant signed a letter of intent to acquire a company for cash. The acquisition was consummated in April 1999. Despite the representation in a July 30, 1999 letter that: "The consolidated financial statements fully and appropriately disclose all of the acquisitions and dispositions, whether completed or pending, for which the Company is legally bound," we were not given the letter of intent for this transaction. In fact, we were not even informed that the acquisition had taken place. We first learned of the acquisition in August 1999 while discussing another matter with the CEO.

In its December 31, 1998 financial statements field as part of the Company's 10-K report on April 27, 1999, there were outstanding preferred shares which purportedly had been issued to consultants. When the Commission raised questions about the valuation of these preferred shares allegedly issued to the consultants, the Company prepared a response stating that only one of three consultants who purportedly received the preferred shares continued to provide services to Carnegie, that the shares were being held in escrow and that two-thirds of the shares were going to be cancelled. When Grant sought to verify the cancellation of these shares, we discovered that in actuality the Company had never issued any such preferred shares.

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Other instances manifesting Management's indifference to its duty to communicate completely and candidly with its auditors involve the Company's Brazilian subsidiary, Talidan Limited ("Talidan"). Talidan's business consisted in significant part of providing services for an operation in which members of the Brazilian public could place telephone calls for a specified charge per minute. When Brazil privatized its telephone operations in 1998, Talidan's business was put at risk. While performing additional audit procedures relating to the impairment of assets at Talidan in response to comments from the Commission, Carnegie's Chairman and CEO told Grant that Management had been unaware of the severity of the problems in the Brazilian telephone market. But contrary to this representation, in August 1999 we obtained a fax sent to Carnegie from management of Talidan referencing a February 16, 1999 memorandum to Carnegie's CEO that included a discussion of potential serious problems in the Brazilian telephone market.

In June 1998, a portion of Carnegie's Brazilian subsidiary--namely, the Talidan print media operation--was sold for a note (the "Westshire Note") from a non-US entity, Westshire Trading Company, Inc. (Westshire). In responding to an SEC inquiry, management provided a draft response indicating that the amount paid on the note had increased by $350,000 over the previously audited amount, the result of an additional payment. When we asked to see support for the Company's receipt of this additional sum, Management represented to us that the payment had been sent from Westshire to a third party escrow agent to provide funds for an acquisition in March 1999. We asked for documentation supporting the flow of funds and for the escrow agreement. Neither was provided. About a week and a half later, we were told by the Chairman that the payment in question was not from Westshire.

In addition to these specific misstatements applicable to historical or contemporaneous events, Management failed to make an effort to carry out its stated intentions respecting the Company's financial services segment. A significant factor in determining whether discontinued operations treatment was appropriate for this financial services segment was the representation that the Registrant would actively continue in that line of business. Management represented that the Registrant maintained an interest in one of the contracts in the subsidiary sold and had started a new subsidiary that would itself begin to package vendor groups which would be sold off to financial institutions as the sold subsidiary had done. Carnegie failed to pursue any funds under the contract and did not start operations under the new subsidiary.

Restrictions on Audit Scope

In its Form 8-K filed on September 28, 1999, the Company has offered a number of comments about a March 1999 transaction involving the purchase of 1.8 million shares of Carnegie stock by Westshire. We believe that Carnegie's disclosure omits significant

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

information relevant to an understanding of our conclusion that we have been restricted in the scope of our audit procedures. Westshire purchased 1.8 million Carnegie shares from persons who had originally sold the Talidan business to Carnegie in exchange for Carnegie securities, including in pertinent part: Westover, Amphora and Raffel (hereinafter, "Three Carnegie Shareholders"). As a result of Carnegie's original purchase of Talidan, the Three Carnegie Shareholders hold a significant percentage of Carnegie shares.

In August 1999, in connection with procedures to verify payments on the Westshire Note--which, as identified above in this summary of Reportable Events, was executed in June 1998 as part of Westshire's purchase of Talidan's print media business--we learned that Westshire had acquired 1.8 million Carnegie shares from the Three Carnegie Shareholders by way of a March 1999 private transaction. But even before this March 1999 transaction, in the fall of 1998 Westshire had obtained an interest in Carnegie when the Company issued to Westshire warrants to purchase Carnegie stock as an inducement for an early payment on the Westshire Note. Similarly, as in the fall of 1998, in March 1999 Westshire made an early payment on the Westshire Note. Grant therefore, in part, questioned whether Westshire's acquisition of 1.8 million shares from a significant Carnegie stockholder group (that is, the Three Carnegie Shareholders) at about the same time as the March 1999 note payment in effect amounted to another inducement for early payment on the Westshire Note. We also considered that this transaction may raise questions regarding the ultimate source of the cash used to make the March 1999 note payment.

We informed Management that we needed to obtain sufficient evidential matter to gain a complete understanding of the transfer of 1.8 million shares from the Three Carnegie Shareholders to Westshire. In essence, that evidential matter relates to the consideration given by Westshire for the 1.8 million Carnegie shares and in general the business purpose of the transaction. In our judgment, this evidential matter is critical to an auditor's ability to concur with the Company's accounting for the sale of the print media operation to Westshire.

In addition to our efforts to obtain the required evidential matter directly from the parties to the March 1999 stock transfer to Westshire, as described in part in the Company's Form 8-K filing, Grant also made inquiries of Carnegie's Management. Management provided us with some of the evidence we requested, but took the position that the remaining evidential matter was in control of Westshire and the Three Carnegie Shareholders and beyond Management's power to produce. We responded to both the Company and the Audit Committee that, without this additional information, we would have insufficient competent evidential matter on which to base our audit report. Subsequently and before resolution of these audit issues, we received notice of our termination.

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

Internal Control Deficiencies

We believe that internal controls necessary for Carnegie to develop reliable financial statements may no longer exist. The following paragraphs are representative of the issues that form the basis for our conclusion.

When we were investigating whether or not Carnegie's investment in Talidan was impaired, Carnegie was unable to provide adequate records to reflect the operations of its Talidan subsidiary during fiscal 1999. For example, in trying to determine the methodology used to assess the collectibility of Talidan receivables, Management had to rely on TLA, an English entity that maintains the books of Talidan. Because of fee issues, and an apparent lack of availability of Talidan records, TLA was unwilling or unable to provide records to the Registrant. We discussed with Management the requirement for maintaining adequate books and records, but did not have an opportunity to pursue the matter further. At a minimum, it appears that the Registrant does not have adequate books and records to determine the accounts of Talidan in fiscal 1999.

Carnegie was also unable to provide timely supporting documentation for the disclosure related to its RomNet subsidiary. The Company's original disclosure indicated that the corporate name for RomNet was the company from which it was purchased. When questioned, Management took more than a week to provide supporting documentation. That documentation indicated the existence of a separate, previously undisclosed subsidiary doing business as RomNet.

Independence of Grant Thornton

In paragraphs 4, 7 and 17 of Item 4 of its Form 8-K Report, Carnegie has accused Grant in conclusory language of having an adversarial relationship with Management (Paragraph 17) and lacking independence and objectivity as auditors (Paragraphs 4 and 7). More particularly, pointing to Grant's stated inability to rely on current Management's Representations and conclusion that the scope of its audit has been limited, the Company says: "[T]hese assertions reflect Grant Thornton's lack of independence in connection with Grant Thornton's 1998 Audit Report." (See Item 4, paragraphs 6 and 7).

The forgoing Reportable Events, Restrictions on Audit Scope and Internal Control Deficiencies summarized in this letter reflect adherence to professional standards, not an adversarial attitude or lack of objectivity and independence. Grant was doing nothing more than attempting to gather sufficient competent evidential matter to support an Audit Report on the Company's 1998 financial statements. That competent evidential matter must include an ability to rely upon Management's Representations. Grant's conclusion that it could no longer rely upon Management's Representation is in reality rooted in the indifference that Carnegie's Management repeatedly displayed toward its financial reporting responsibilities.


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

Additional Disclosure Items

We have been informed that the Chief Financial Officer of the Registrant has resigned effective September 10, 1999.

We have been informed that the members of the audit committee resigned as directors on or about September 24, 1999.

We had previously informed the Registrant that had we been able to reissue an opinion on the 1998 financial statements, that opinion would have been modified to reflect substantial doubt as to the Registrant's ability to continue as a going concern.


                                                 Very truly yours,

                                                 /s/ Grant Thornton LLP